Exhibit 1

Media

Release

13 July 2015

APRA releases International Capital Comparison Study

Westpac Group today acknowledged APRA’s Study comparing the capital position of the Australian major banks against a group of international banking peers.

The Study confirmed that the Australian major banks are well capitalised, and that any further strengthening of ADI capital adequacy ratios, including as a result of the Basel Committee’s deliberations and FSI recommendations, will occur in an orderly manner.

As noted in the Study, there is no internationally-harmonised capital ratio that provides a definitive measure of capital adequacy for the purposes of international comparisons. The Study was based on capital adequacy ratios as at 30 June 2014. Westpac’s Total Regulatory Capital Ratio and Common Equity Tier 1 Ratio were 11.7% and 8.3% respectively on 30 June 2014.

Westpac Chief Financial Officer, Peter King said: “We are pleased APRA has confirmed Australian banks are well capitalised and that the top quartile positioning is a useful ‘sense check’ rather than a regulatory benchmark.”

“The release of the Study is a further step in helping investors understand the relative position of the Australian bank capital ratios compared to international peers.”

Westpac also noted APRA’s statement that the major banks would need to increase their capital adequacy ratios by at least 200 basis points, relative to their position in June 2014, to be comfortably positioned in the top quartile of their international peers over the medium to long term as recommended by the FSI.

APRA also confirmed that to the extent that APRA increases IRB mortgage risk weights, and the major banks respond by increasing their actual capital levels to maintain their existing capital ratios, it will improve their position relative to international peers and contribute to closing the gap to the fourth quartile.

APRA’s Study can be found at: www.apra.gov.au/adi/Publications/Pages/other-information-for-adis.aspx

For Further Information

Andrew Tubb	Andrew Bowden
Media Relations	Investor Relations
T. 02 8254 3118	T. 02 8253 4008
M. 0411 014 771	M. 0438 284 863

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